Name of subsidiary with voting and investment power
Assenagon Asset Management S.A.

Item 3 classification of subsidiary
Section 240.13d-1(b)(1)(ii)(J) Non-U.S. institution that is the functional equivalent of an investment adviser under
Section 203 of the Investment Advisers Act of 1940
15 U.S.C. 80b-3) or under the laws of any state and that is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution.